December 13, 2013 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Preliminary Proxy Materials for:
	Value Line Asset Allocation Fund, Inc.	(33-62240; 811-07702)
	Value Line Centurion Fund, Inc.	(2-86337; 811-03835)
	Value Line Core Bond Fund	(33-01575; 811-04471)
	The Value Line Fund, Inc.	(2-10827; 811-02265)
	Value Line Income and Growth Fund, Inc.	(2-11153; 811-02277)
	Value Line Larger Companies Fund, Inc.	(2-31640; 811-01807)
	Value Line Premier Growth Fund, Inc.	(2-12663; 811-02278)
	Value Line Small Cap Opportunities Fund, Inc.	(33-56028; 811-07388)
	Value Line Strategic Asset Management Trust	(33-16245; 811-05276)

Ladies and Gentlemen:

Attached hereto for electronic filing on behalf of each of the above named Registrants (each a “Fund” and collectively, the “Funds”) pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Rule 101(a) of Regulation S-T and Rule 101(a) of Regulation S-T are preliminary copies of the cover sheet required by Rule 14a-6(m) of Regulation 14A under the 1934 Act, a notice of meeting, a proxy statement, and a form of proxy card (the “Proxy Materials”). The Proxy Materials are to be used in connection with a special meeting of shareholders of the Funds.

The purpose of the meeting to which the Proxy Materials relate is to solicit shareholder approval of changes in, or the removal of, certain fundamental investment policies of each Fund, and to reclassify certain investment objectives and policies as non-fundamental.

Pursuant to Rule 14a-6(d) of Regulation 14A under the 1934 Act, please be advised that the Funds intend to mail the definitive proxy materials on or about January 13, 2014 to shareholders of record of each Fund as of the record date.

If you have any questions or comments, please do not hesitate to contact Gretchen Passe Roin, Esq., or me at (617) 526-6787 and (617) 526-6440, respectively.

Sincerely,

/s/ Leonard A. Pierce
Leonard A. Pierce

cc:	Peter D. Lowenstein, Esq.
Gretchen Passe Roin, Esq.